UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA TO BRING NETFLIX TO TIMVISION

TIM to offer easy access to the broad variety of Netflix TV shows & movies

Partnership will contribute to the expansion of ultra-broadband in Italy

Rome, 29 July 2015

Telecom Italia group and Netflix today announced an agreement to deliver easy access to Netflix to TIM's customers directly on the TIMvision set-top box.

With this agreement TIM further confirms its commitment to disseminate innovative services – particularly in the entertainment space – also to contribute to the expansion of ultra-broadband in Italy, being the leading technological enabler thanks to its superfast fixed and mobile networks.

TIM customers will have easy, on demand access to Netflix, the world’s leading Internet TV network. Netflix offers a wide selection of TV shows and movies, award-winning Netflix originals, and a special section just for kids. Netflix programming will be available in HD quality, directly on the TV via the TIMvision set-top box, on TIM’s fixed ADSL and UBB networks, the most broadly available networks in Italy. TIM and Netflix will work together to provide TIM’s customers an easy way to access the Netflix app and enable best streaming quality experience.

At launch, the Netflix offering will include such exclusive Netflix Original series as Marvel’s Daredevil, Sense8, Bloodline, Grace and Frankie, Unbreakable Kimmy Schmidt and Marco Polo and critically acclaimed documentaries Virunga, Mission Blue and docuseries Chef’s Table as well as various stand-up comedy specials. Additionally, younger viewers will find a wide selection of programming for kids.

Viewers will continuously be offered new titles, including the first Netflix original feature films, with announced titles including Beasts of No Nation, Crouching Tiger, Hidden Dragon: The Green Legend, Jadotville and The Ridiculous 6. Netflix is fully localized, offering Italian subtitles and dubbing.

“The partnership with Netflix confirms our business strategy and sees us as the only open platform in Italy to distribute premium content that supplements the best offers available on the market”, stated Marco Patuano, Chief Executive Officer of Telecom Italia. “This agreement shows once again that the major players prize the quality of our networks. With Netflix we are continuing our route of collaboration between telcos and media companies, which enables us to propose to the market a fully convergent offer, strengthening a new business model centred on the video strategy.”

“We’re excited to introduce Italian TV viewers to Netflix,” said Bill Holmes, global head of business development at Netflix. “This partnership with Telecom Italia will make it even easier for Italians to discover Netflix and, with it, a new way of watching TV that puts viewers in charge of when and how they enjoy their entertainment.”

About Telecom Italia Group

Telecom Italia Group is Italy’s main telco and ICT player and positions itself as the country’s technological partner in the digitalisation process. Through the sister company TIM Brasil the Group is the second largest mobile operator in the South American country.

With an offer including telecommunication and Internet services, digital contents and platforms, cloud services, office and system solutions, the brand TIM provides consumers, enterprises, P.A. with the state-of-the-art tools to embrace digital life.

About Netflix

Netflix is the world’s leading Internet television network with over 65 million members in over 50 countries enjoying more than 100 million hours of TV shows and movies per day, including original series, documentaries and feature films. Members can watch as much as they want, anytime, anywhere, on nearly any Internet-connected screen. Members can play, pause and resume watching, all without commercials or commitments.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investor_relations	MSL Group for Netflix Giusi Viani giusi.viani@mslgroup.com Olga De Franceschi olga.defranceschi@mslgroup.com

Telecom Italia S.p.A. – Sede legale: Via G. Negri 1, 20123 Milano C.F./Partita IVA ed iscrizione al registro imprese di Milano: 00488410010 Capitale Sociale  € 10.723.490.008 interamente versato                                                             Casella PEC: telecomitalia@pec.telecomitalia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the three months ended March 31, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

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Umberto Pandolfi

Company Manager